Exhibit 1

P R E S S   R E L E A S E

Company Contacts		IR Agency Contact
Nachum Falek,	Shirley Nakar,	Erik Knettel,
VP Finance & CFO	Director, Investor Relations	Grayling
AudioCodes	AudioCodes	Tel: +1-646-284-9415
Tel: +972-3-976-4000	Tel: +972-3-976-4000	erik.knettel@us.grayling.com
nachum@audiocodes.com	shirley@audiocodes.com

AudioCodes Reports Second Quarter 2009 Results

Lod, Israel – August 5, 2009 – AudioCodes Ltd. (NasdaqGS: AUDC), a leading provider of Voice over IP (VoIP) technologies and Voice Network products, today announced financial results for the second quarter of 2009, ended June 30, 2009.

Revenues for the second quarter ended June 30, 2009 were $30.4 million compared to $29.3 million for the first quarter of 2009 and $45.7 million for the quarter ended June 30, 2008. Net loss in accordance with U.S. generally accepted accounting principles (GAAP) was $891,000, or ($0.02) per share, for the second quarter of 2009 compared to GAAP net loss of $3.1 million or ($0.07) per share, for the first quarter of 2009 and GAAP net income of $720,000, or $0.02 per share, for the corresponding second quarter of 2008.

Non-GAAP net income was $614,000, or $0.02 per diluted share, for the second quarter of 2009 compared to non-GAAP net loss of $1.6 million, or ($0.04) per share, for the first quarter of 2009, and non-GAAP net income of $3.6 million, or $0.09 per diluted share, for the second quarter of 2008.

Non-GAAP net income excludes (i) stock-based compensation expenses, (ii) amortization expenses related to the Nuera, Netrake and CTI Squared acquisitions and (iii) an adjustment to expenses related to the Company’s Senior Convertible Notes due to implementation of FASB Staff Position APB 14-1. A reconciliation between net income on a GAAP basis and non-GAAP net income is provided in the tables that accompany the condensed consolidated financial statements contained in this press release.

During the second quarter of 2009, AudioCodes generated $3.5 million from operating activities compared to $26,000 in the first quarter of 2009 and $4.0 million in the second quarter of 2008.

Cash and cash equivalents, short-term and long-term bank deposits and short-term marketable securities were $114.9 million as of June 30, 2009, compared to $113.5 million as of March 31, 2009 and $147.3 million as of June 30, 2008. The year-over-year decline was primarily attributable to the repurchase of some of the Company’s Senior Convertible Notes in the fourth quarter of 2008 and the repurchase of our ordinary shares, offset, in part, by cash provided by operating activities and additional borrowings. The Company is required to offer to repurchase the remaining $73.5 million in principal amount of the Senior Convertible Notes in November 2009.

“We are pleased to report improved financials and return to non-GAAP profitability in the second quarter 2009 after a single quarter of loss. In the second quarter of 2009, AudioCodes delivered growth in top line revenues and strong operating cash flow. The improved financial performance was backed by signs of stabilization, increased demand in our markets and strength in our networking business. In addition we achieved good control of quarterly non-GAAP operating expenses which were 27.5% lower than the comparable quarter in 2008. With robust VoIP and telecom market demand and our continued success in acquiring more customers and projects, we are confident in our ability to continue our growth in coming years,” stated Shabtai Adlersberg, Chairman of the Board, President and CEO of AudioCodes.

“Overall, we are pleased to see early signs of improved market conditions as well as new key product launches, such as our HD VoIP offering which is resonating well with our customers and partners. Our continued investment in next generation products and technologies throughout this economic cycle, combined with our streamlined operating structure, is expected to allow AudioCodes to exit the current economic downturn in a position of competitive strength,” concluded Mr. Adlersberg.

Conference Call & Web cast Information

AudioCodes will conduct a conference call at 9:00 A.M., Eastern Daylight Time on Thursday, August 6, 2009 to discuss the company’s second quarter operational and financial results. The conference call will be simultaneously Web cast. Investors are invited to listen to the call live via Web cast at the AudioCodes corporate website at www.audiocodes.com

About AudioCodes

AudioCodes Ltd. (NasdaqGS: AUDC) designs, develops and sells advanced Voice over IP (VoIP) and converged VoIP and Data networking products and applications to Service Providers and Enterprises. AudioCodes is a VoIP technology leader focused on VoIP communications, applications and networking elements, and its products are deployed globally in Broadband, Mobile, Cable, and Enterprise networks. The company provides a range of innovative, cost-effective products including Media Gateways, Multi-Service Business Gateways, Residential Gateways, IP Phones, Media Servers, Session Border Controllers (SBC), Security Gateways and Value Added Applications. AudioCodes underlying technology, VoIPerfectHD, relies primarily on AudioCodes leadership in DSP, voice coding and voice processing technologies. AudioCodes High Definition (HD) VoIP technologies and products provide enhanced intelligibility, and a better end user communication experience in emerging Voice networks. For more information on AudioCodes, visit http://www.audiocodes.com

Statements concerning AudioCodes’ business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements” as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes’ industry and target markets in particular; the bankruptcy filing in January 2009 of AudioCodes’ largest customer in 2008, shifts in supply and demand; market acceptance of new products and continuing products’ demand; the impact of competitive products and pricing on AudioCodes’ and its customers’ products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; possible disruptions from acquisitions; the integration of acquired companies’ products and operations into AudioCodes’ business; the obligation to offer to repurchase the outstanding senior convertible notes in November 2009 and other factors detailed in AudioCodes’ filings with the Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

©2009 AudioCodes Ltd. All rights reserved. AudioCodes, AC, AudioCoded, Ardito, CTI2, CTI(2), CTI Squared, HD VoIP, InTouch, IPmedia, Mediant, MediaPack, NetCoder, Netrake, Nuera, Open Solutions Network, OSN, Stretto, TrunkPack, VoicePacketizer, VoIPerfect, VoIPerfectHD, What’s Inside Matters, Your Gateway To VoIP and 3GX are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners.

Summary financial data follows

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30, 2009	December 31, 2008
	(Unaudited)	(Unaudited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$24,914	$36,779
Short-term bank deposits	74,602	61,870
Short-term marketable securities and accrued interest	15,427	16,481
Trade receivables, net	20,990	29,564
Other receivables and prepaid expenses	4,922	3,373
Deferred tax assets	972	972
Inventories	19,324	20,623

Total current assets	161,151	169,662

LONG-TERM INVESTMENTS:
Investments in companies	1,443	1,245
Deferred tax assets	1,255	1,255
Severance pay funds	10,926	10,297

Total long-term investments	13,624	12,797

PROPERTY AND EQUIPMENT, NET	6,001	6,844

GOODWILL, INTANGIBLE ASSETS, DEFERRED
CHARGES AND OTHER, NET (1)	39,935	41,001

Total assets	$220,711	$230,304

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term bank loans	$6,000	$6,000
Trade payables	10,826	11,661
Other payables and accrued expenses	18,371	24,189
Deferred tax liability (1)	315	735
Senior convertible notes (1)	72,288	70,670

Total current liabilities	107,800	113,255

ACCRUED SEVERANCE PAY	12,388	12,174

LONG-TERM BANK LOANS	18,750	21,750

Total equity (1)	81,773	83,125

Total liabilities and equity	$220,711	$230,304

(1) December 31, 2008 amounts adjusted due to implementation of FSP APB 14-1.

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands, except per share data

	Six months ended June 30,		Three months ended June 30,
	2009	2008	2009	2008
	(Unaudited)		(Unaudited)

Revenues	$59,654	$89,390	$30,357	$45,651

Cost of revenues	26,565	39,120	13,657	19,996

Gross profit	33,089	50,270	16,700	25,655

Operating expenses:
Research and development, net	15,452	19,980	7,241	9,744
Selling and marketing	16,340	23,343	7,726	11,783
General and administrative	3,926	4,821	1,873	2,321

Total operating expenses	35,718	48,144	16,840	23,848

Operating income (loss)	(2,629)	2,126	(140)	1,807
Financial expenses, net (1)	1,598	1,642	884	943

Income (loss) before taxes on income	(4,227)	484	(1,024)	864
Tax benefit, net (1)	(291)	(415)	(144)	(209)
Equity in losses of affiliated companies	51	633	11	353

Net income (loss)	$(3,987)	$266	$(891)	$720

Basic net earnings (loss) per share	$(0.09)	$0.01	$(0.02)	$0.02

Diluted net earnings (loss) per share	$(0.09)	$0.01	$(0.02)	$0.02

Weighted average number of shares used in
computing basic net earnings per share (in
thousands)	40,182	42,210	40,182	41,410

Weighted average number of shares used in
computing diluted net earnings per share (in
thousands)	40,182	42,694	40,182	41,873

(1) Amounts for three and six months ended June 30, 2008 adjusted due to implementation of FSP APB 14-1.

AUDIOCODES LTD. AND ITS SUBSIDIARIES
NON-GAAP PROFORMA STATEMENTS OF OPERATIONS

In thousands, except per share data

	Six months ended June 30,		Three months ended June 30,
	2009	2008	2009	2008
	(Unaudited)		(Unaudited)

Revenues	$59,654	$89,390	$30,357	$45,651

Cost of revenues (1) (2)	25,869	37,823	13,311	19,374

Gross profit	33,785	51,567	17,046	26,277

Operating expenses:
Research and development, net (1)	15,119	18,883	7,081	9,364
Selling and marketing (1) (2)	15,665	21,531	7,399	10,959
General and administrative (1)	3,804	4,423	1,817	2,166

Total operating expenses	34,588	44,837	16,297	22,489

Operating income (loss)	(803)	6,730	749	3,788
Financial expenses (income), net (3)	11	(895)	46	(337)

Income (loss) before taxes on income	(814)	7,625	703	4,125
Income taxes, net (3)	130	284	78	144
Equity in losses of affiliated companies	51	633	11	353

Non-GAAP net income (loss)	$(995)	$6,708	$614	$3,628

Non-GAAP diluted net earnings (loss) per
share	$(0.02)	$0.16	$0.02	$0.09

Weighted average number of shares used in
computing non-GAAP diluted net earnings per
share (in thousands)	40,182	42,694	40,206	41,887

(1) Excluding stock-based compensation expenses related to options granted to employees and others.

(2) Excluding amortization of intangible assets related to the acquisitions of Nuera, Netrake and CTI Squared.

(3) Excluding adjustments to interest expense with respect to Senior Convertible Notes, and related income tax expense, due to implementation of FSP APB 14-1.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information as well.

AUDIOCODES LTD. AND ITS SUBSIDIARIES
RECONCILIATION BETWEEN GAAP NET INCOME AND NON-GAAP NET INCOME

In thousands, except per share data

	Six months ended June 30,		Three months ended June 30,
	2009	2008	2009	2008
	(Unaudited)		(Unaudited)

GAAP Net income (loss)	$(3,987)	$266	$(891)	$720

GAAP Diluted earnings (loss) per share	$(0.09)	$0.01	$(0.02)	$0.02

Cost of revenues:
Stock-based compensation (1)	70	228	34	88
Amortization expenses(2)	626	1,069	312	534

	696	1,297	346	622

Research and development, net:
Stock-based compensation (1)	333	1,097	160	380

Selling and marketing:
Stock-based compensation (1)	499	1,290	239	563
Amortization expenses(2)	176	522	88	261

	675	1,812	327	824

General and administrative:
Stock-based compensation (1)	122	398	56	155

Financial expenses:
FSP APB 14-1 adjustment (3)	1,587	2,537	838	1,280

Income Taxes:
FSP APB 14-1 adjustment (3)	(421)	(699)	(222)	(353)

Non- GAAP net income (loss)	$(995)	$6,708	$614	$3,628

Non-GAAP Diluted earnings (loss) per share	$(0.02)	$0.16	$0.02	$0.09

(1) Stock-based compensation expenses related to options granted to employees and others.

(2) Amortization of intangible assets related to the acquisitions of Nuera, Netrake and CTI Squared.

(3) Adjustments to interest expense with respect to Senior Convertible Notes, and related income tax expense, due to implementation of FSP APB 14-1.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information as well.

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,
	2009	2008	2009	2008
	(Unaudited)		(Unaudited)

Cash flows from operating activities:
Net income (loss) (1)	$(3,987)	$266	$(891)	$720
Adjustments required to reconcile net income to
net cash provided by operating activities:
Depreciation and amortization	2,647	3,855	1,286	1,939
Net loss from sale of marketable securities	-	-	-	-
Amortization of marketable securities premiums
and accretion of discounts, net	84	(16)	89	(7)
Equity in losses of affiliated companies	51	633	11	353
Decrease in accrued severance pay, net	(415)	(119)	(277)	(268)
Stock-based compensation expenses	1,024	3,013	489	1,186
Amortization of senior convertible notes
discount and deferred charges	1,648	2,639	868	1,331
Decrease (increase) in accrued interest on
marketable securities, bank deposits and
structured notes	(449)	(99)	(214)	163
Decrease (increase) in trade receivables, net	8,574	(4,104)	334	(5,495)
Decrease (increase) in other receivables and
prepaid expenses	(166)	(206)	1,497	442
Decrease (increase) in inventories	1,299	(1,259)	2,788	915
Increase (decrease) in trade payables	(835)	3,280	(1,436)	2,596
Increase (decrease) in other payables and
accrued expenses	(5,590)	625	(884)	449
Decrease in deferred tax liabilities (1)	(419)	(699)	(220)	(353)

Net cash provided by operating activities	3,466	7,809	3,440	3,971

Cash flows from investing activities:
Proceeds from sale and maturity of marketable
securities	1,000	13,000	1,000	2,000
Proceeds from sale of bank deposits	21,705	18,094	10,206	10,029
Investments in companies	(249)	(1,316)	(149)	(731)
Payment for acquisition of CTI Squared*)	-	(5,000)	-	-
Purchase of property and equipment	(769)	(2,167)	(429)	(1,251)
Investment in short-term deposit	(34,018)	(70,104)	(18,205)	(70,075)
Investment in long-term deposit	-	(255)	-	(255)

Net cash provided used in investing activities	(12,331)	(47,748)	(7,577)	(60,283)

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (Cont.)

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,
	2009	2008	2009	2008
	(Unaudited)		(Unaudited)

Cash flows from financing activities:
Repurchase of shares	-	(11,408)	-	(7,186)
Increase in current maturities of long-term bank
loans	-	3,000	-	3,000
Long-term bank loans received	-	12,000	-	12,000
Repayment of loan from bank	(3,000)		(1,500)
Proceeds from issuance of shares upon exercise of
options and employee stock purchase plan	-	1,300	-	81

Net cash provided by financing activities	(3,000)	4,892	(1,500)	7,895

Decrease in cash and cash equivalents	(11,865)	(35,047)	(5,637)	(48,417)
Cash and cash equivalents at the beginning of the
period	36,779	75,063	30,551	88,433

Cash and cash equivalents at the end of the period	$24,914	$40,016	$24,914	$40,016

(1) Amounts for six and three months ended June 30, 2008 adjusted due to implementation of FSP APB 14-1.